[Indiana Community Bancorp Letterhead]

February 8, 2012
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4720

Attn: Michael F. Johnson

Re:	Indiana Community Bancorp
Registration Statement on Form S-3
Filed January 31, 2012
File No. 333-179254

Dear Mr. Johnson:

We have received your letter dated February 6, 2012, providing comments on the above-referenced filing.  On behalf of Indiana Community Bancorp (the “Company”), below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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General

1.
It does not appear that you are eligible to use Form S-3 to register the warrant to purchase common stock. Please amend to a form you are able to use, remove the warrant from the registration statement, or advise.

General Instruction I.B.3. to the Form S-3 Registration Statement provides that the Form S-3 Registration Statement may be used to sell securities for the account of a person other than the issuer (here, the U.S. Department of Treasury (“DOT”)) if securities of the same class are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association.  Indiana Community Bancorp is registering on the Form S-3 the warrants for common stock held by the DOT, and the common stock that would be issued upon exercise of the warrants.  The warrants are not traded on a national securities exchange.  However, the common stock of Indiana Community Bancorp is listed and traded on the NASDAQ Global Market, and the SEC staff has stated in the Securities Act Forms Compliance and Disclosure Interpretations (“CDIs”) that warrants need not be so listed or quoted, as long as the underlying common stock is.  The CDI is set for the below:

U.S. Securities and Exchange Commission
February 8, 2012

Question 116.11

Question: In order to use General Instruction I.B.3 of Form S-3 for the secondary offering of a convertible or exercisable security, such as a common stock purchase warrant, is it necessary that the warrants themselves be listed on an exchange or quoted on an automated quotation system of a national securities association?

Answer:  No.  The fact that the underlying common stock is listed or quoted is sufficient to satisfy the requirements of the instruction.  [Feb. 27, 2009]

Accordingly, we believe both the warrants and the common stock are eligible to be registered on the Form S-3 registration statement.

For your information, the following “smaller reporting companies” whose warrants were not listed on an exchange had their Form S-3 registration statements which registered such warrants (and listed common stock) declared effective by the SEC:

Issuer	Date S-3 Filed	Date Effective
Citizens First Corporation	2/2/09	2/25/09
Annapolis Bancorp, Inc.	2/27/09	3/19/09
1st Constitution Bancorp	1/29/09	2/6/09
First Federal Bancshares of Arkansas, Inc.	4/2/09	4/28/09
Carrollton Bancorp	3/13/09	6/28/10
Stewardship Financial Corporation	3/2/09	3/11/09

Selling Securityholders, page 9

2.	State, if true, that the selling securityholder owns no other securities of Indiana Community. See Item 507 of Regulation S-K.

The selling securityholder, DOT, holds no securities of Indiana Community Bancorp other than the warrant for common stock registered on the Form S-3 and the 21,500 shares of  Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued to the Treasury in the same transactions as the warrant.

U.S. Securities and Exchange Commission
February 8, 2012

Item 16. Exhibits

Exhibit 5.1, page II-2

3.
We note the statement of counsel that they have “assumed due authorization of all certificates, documents, and records examined” and the genuineness of all signatures. The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that “assume away” the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19, and revise accordingly.

We have reviewed Section II.B.3.a of Staff Legal Bulletin No. 19 and do not believe that the language in the legal opinion which assumes that certificates, documents and records which form part of the factual investigation for the legal opinion are true, complete, authentic and duly authorized constitutes an overly broad assumption that assumes away the relevant legal opinion.  As required by Staff Legal Bulletin No. 19, the legal opinion addresses the fact that the Warrant constitutes the binding obligation of the issuer and states that the common stock, when the Warrant is exercised and the common stock is paid for, will be validly issued, fully paid and nonassessable.  The opinion does not assume away these legal opinions.  It renders them.  The due authorization of common stock opined to in subparagraph (ii) of the third paragraph of the legal opinion is not assumed away.  The fact that the Warrant constitutes a binding obligation of the issuer is not assumed away.

The opinion simply provides assumptions, standard in all such legal opinions, that underlying certificates, records, or documents examined in connection with rendering the opinion are true, complete, authentic, and duly authorized.  Section II.B.3.a of Staff Legal Bulletin No. 19 expressly provides that certain assumptions and qualifications are appropriate in these legal opinions, including that “the documents reviewed and relied upon in giving the opinion are true and correct copies of the original documents and the signatures on such documents are genuine.”  We also wish to note that five and the six issuers set forth in the response to question 1 hereof filed legal opinions containing similar qualifying language as that you have questioned in the legal opinion attached to Indiana Community Bancorp’s Form S-3 Registration Statement.

U.S. Securities and Exchange Commission
February 8, 2012

Signatures

4.
Form S-3 must be signed by its principal executive officer or officers, its principal financial officer and its controller or principal accounting officer. Please amend your registration statement to identify your principal executive officer or officers, your principal financial officer and your controller or principal accounting officer.

John K. Keach, Jr. is the principal executive officer of Indiana Community Bancorp.  Mark T. Gorski is both the principal financial officer and the principal accounting officer of Indiana Community Bancorp.  If we are required to file an amendment to the Form S-3, we will include the appropriate parenthetical descriptions of such positions under their titles. If we are not required to file an amendment, we undertake to include the appropriate descriptions in future filings.

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We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact our outside counsel, Claudia V. Swhier, at (317)231-7231.

Sincerely,

/s/ Mark T. Gorski

Mark T. Gorski
Executive Vice President and Chief Financial Officer

cc:	John K. Keach, Jr.
Claudia V. Swhier, Esq.